Joel B. Carter Direct Tel: (404) 815-3710 Direct Fax: 404 685-7010 JCarter@sgrlaw.com	November 9, 2007

Via First Class Mail

Daniel F. Duchovny, Esq.

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	FMB Equibanc, Inc.

Schedule 13E-3

File No. 005-83164

Filed October 3, 2007

Preliminary Proxy Statement on Schedule 14A

Filed October 3, 2007

File No. 000-32399

Dear Mr. Duchovny:

On behalf of our client, FMB Equibanc, Inc. (the “Company”), we are responding to the comments received from your office by fax dated October 26, 2007 with respect to the above-referenced Preliminary Proxy Statement and Schedule 13E-3. We have restated and responded to each of your comments below. In response to your comment letter, the Company has also filed Amendment No. 1 to both the Preliminary Proxy Statement and the Schedule 13E-3. We have attached two copies of these amended documents along with two marked copies showing the changes that were made in response to your comments and other miscellaneous changes. Capitalized terms used in this letter have the meanings ascribed to them in the above-referenced Preliminary Proxy Statement.

Daniel F. Duchovny, Esq.

November 9, 2007

Schedule 13E-3

General

1.	We note that you are purporting to create two classes of securities out of what is currently a single class of common stock, for the purpose of taking the company private by causing each “new” class to be held by less than 750 shareholders of record. Please provide a formal opinion of counsel, supported by appropriate legal analysis, that your common stock and your newly authorized preferred stock are separate classes of securities under Georgia law. The analysis should include a detailed discussion and comparison of each feature of your common stock and the preferred stock and why the rights of each class support the opinion of counsel. In your response letter, provide your legal analysis as to why the common stock and series A preferred stock are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Please support your analysis with citations to state statutory or case law, where appropriate. We may have further comments after reviewing the legal opinion and your response.

Enclosed as Exhibit A to this response letter is our firm’s opinion letter relative to the separate classes of stock. The remainder of the response to this comment appears below.

Analysis under Section 12 of the Securities Act of 1934

Section 12(g) of the Securities Exchange Act of 1934 (the “Act”) generally provides that every issuer of securities shall, within 120 days after the last day of its first fiscal year during which the corporation has total assets exceeding $1 million and a class of equity securities held by record of 500 or more persons, register such securities with the U.S. Securities and Exchange Commission (the “SEC”). For purposes of determining the applicability of these registration requirements to corporations, Section 12(g)(5) of the Act defines the term “class” to include all securities of a corporation which are of substantially similar character whose holders enjoy substantially similar rights and privileges.

The Company’s common stock and Series A Preferred Stock are separate classes of securities because they are not substantially similar in character and the holders of the Company’s common stock and Series A Preferred Stock will not enjoy substantially similar rights and privileges. Specifically, the Company’s common stock and Series A Preferred Stock have substantially different rights and limitations with respect to voting, dividends, liquidation, redemption and convertibility. These differences are summarized below:

1. Voting Rights: Holders of Series A Preferred Stock are entitled to vote only upon proposals for a consolidation or merger of the Company, a share exchange, or a sale, lease, exchange or transfer of all or substantially all of the Company’s assets upon which holders of the common stock are entitled to vote (a “Change in Control”). Such limited voting rights contrast with the unlimited voting rights afforded to holders of the Company’s common stock, including, significantly, the right to vote on the election of directors of the Company, the adoption of stock incentive plans and most charter amendments.

2. Dividend Preference: Holders of Series A Preferred Stock are entitled to a preference in the distribution of dividends, when and if declared and paid by the Company, so that holders of the Series A Preferred Stock are entitled to receive dividends in an amount not less than 110% of those paid to holders of common shares, such payment to holders of the Series A Preferred Stock to be made prior to the payment of dividends to the holders of common stock.

Daniel F. Duchovny, Esq.

November 9, 2007

3. Liquidation Preference: Holders of Series A Preferred Stock are entitled to a preference in the distribution of assets of the Company in the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, equal to the greater of the book value per share, the amount per share to be paid to common shareholders, or $45.00 per share. If upon liquidation, dissolution or winding up, the amounts so payable are not paid in full to the holders of all outstanding shares of Series A Preferred Stock, then the holders of Series A Preferred Stock will share ratably in any distribution of assets in proportion to the full amounts to which they would otherwise be respectively entitled. Holders of the Company’s common stock are only entitled to receive, after the prior rights of creditors and holders of the Series A Preferred Stock are satisfied, a ratable share of any remaining assets of the Company available for distribution.

4. Redemption Rights of the Company: Series A Preferred shareholders must give the Company advance written notice of any proposed transfer or sale of shares of Series A Preferred Stock. After receiving any such notice, the Company may within five business days, either request additional information regarding the transfer or sale or immediately exercise its right of first refusal and repurchase the shares of Series A Preferred Stock that are subject to the proposed transfer or sale, upon the same terms as such proposed transfer or sale. The Company’s common stock is not subject to redemption or any right of first refusal in favor of the Company upon proposed transfer.

5. Convertibility: The Series A Preferred Stock will automatically convert into shares of the Company’s common stock, on the basis of one share of common stock for each share of Series A Preferred Stock, immediately prior to the closing of any Change in Control of the Company. The Articles of Incorporation make no provision for convertibility of the common stock. Accordingly, consistent with Section 14-2-601(d) of the Georgia Business Corporation Code, the Corporation’s common stock is not convertible.

The SEC has agreed that two types of stock which differ in liquidation preference and voting rights are not of the same class. In a No-Action letter, the SEC concurred with Motorola, Inc.’s view that its common stock (which had a $2.00 liquidation preference compared to its Class A common stock) and its Class A common stock (which had a 4-to-1 voting edge over the common stock) were not the same class of securities under Section 12(g)(5). Motorola, Inc., SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 78,703 (December 30, 1971). Similarly, the Company’s common stock and Series A Preferred Stock should not be considered to be of the same “class” of stock because the Series A Preferred Stock has a liquidation preference and limited voting rights compared to the common stock. The Company’s Series A Preferred Stock also contains a dividend preference to the common stock. We believe these are all substantial differences in the rights and preferences in the two classes of stock.

The SEC has agreed that different voting rights is enough to create separate classes of stock. At the request of Crawford and Company, the SEC agreed that the lack of certain voting rights of one class of security precluded the holders of that class from enjoying substantially similar rights and privileges as holders of an otherwise identical class of stock that could vote. Crawford and Company, SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 79,673 (April 19, 1991). The holders of stock with limited voting rights in Crawford had voting rights with respect to (1) certain merger, share exchange, reclassification or recapitalization transactions; (2) amendments to the company’s certificate of incorporation affecting their voting rights; and (3) matters they were entitled to vote upon pursuant to law. Id. Holders of the Company’s Series A Preferred Stock will be able to vote in limited circumstances, including immediately prior to the closing of a Change in Control, much like the “nonvoting” stock in Crawford.

Daniel F. Duchovny, Esq.

November 9, 2007

The SEC has concluded that when one class of security has the right to convert into another class of security, the former class of security should not be considered to be in the same class as the latter security. Town and Country, No-Action Letter, 1971 WL 7606 (March 11, 1971). The SEC has maintained that the language of Section 15(d) does not indicate that a company’s common stock and warrants to purchase shares of such common stock should be considered the same class of security. Town and Country, No-Action Letter, 1971 WL 7606 (March 11, 1971).

Given the substantially different rights and privileges afforded to holders of the Series A Preferred Stock as compared to holders of the Company’s common stock, the two securities do not constitute the same “class” of securities for purposes of Section 12(g)(5) of the Act.

Analysis under Georgia Law

Pursuant to the Georgia Business Corporation Code (the “Code”), the board of directors of a Georgia corporation has the authority to determine the preferences, limitations and relative rights of any class or classes of the corporation’s stock. O.C.G.A. §14-2-601. The distinguishing designations of separate classes of stock may be prescribed in the corporation’s articles of incorporation. Id. Section 14-2-601 of the Code provides that a Georgia corporation’s articles of incorporation may authorize one or more classes or series of stock that:

“(1) Have special, conditional, or limited voting rights, or no right to vote, except to the extent prohibited by this chapter; (2) Are redeemable, exchangeable, or convertible as specified in the articles of incorporation: (A) At the option of the corporation, the shareholder, or another person or upon the occurrence of a designated event; (B) For cash, indebtedness, securities, or other property; or (C) In a designated amount or in an amount determined in accordance with a designated formula or by reference to extrinsic data or events; (3) Entitle the holders to distributions calculated in any manner, including dividends that may be cumulative, noncumulative, or partially cumulative; and (4) Have preference over any other class or series within a class of shares with respect to distributions, including dividends and distributions upon the dissolution of the corporation.”

The Comments to Section 14-2-601 of the Code indicate that the foregoing is a list of the “principal features that are customarily incorporated into classes of shares.” Section 14-2-601(f) of the Code provides that the foregoing list is not exhaustive.

The Code does not provide any standard for minimum differences that separate classes of stock must have to qualify as distinct classes and allows the rights of a class to change if the board of directors describes the circumstances in which such rights will change in the certificate of incorporation or in resolutions adopted by the board of directors and filed with the Georgia Secretary of State.

The Company’s board of directors is proposing an amendment to the Company’s articles of incorporation that will create a new class of preferred stock with rights and privileges defined by the articles of incorporation, as amended, stating such rights and privileges to be filed with the Georgia Secretary of State. Under Georgia law, the new class of stock will be separate and distinct from the Company’s common stock.

Daniel F. Duchovny, Esq.

November 9, 2007

Conclusion

Because the Company’s common stock and Series A Preferred Stock have substantially different rights and privileges afforded to holders each class, the two securities are not the same “class” of securities for purposes of Section 12(g)(5) of the Act nor would they be considered the same “class” of securities pursuant to Georgia corporate law. Therefore, the Company’s common stock and the Series A Preferred Stock are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Act.

Preliminary Proxy Statement

Cover Letter

2.	We note your disclosure here and throughout the proxy statement that the filing persons determined that the merger is fair to and in the best interests of the company’s security holders “including unaffiliated shareholders.” Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A.

We have revised the proxy statement as requested.

Cover Page

3.	Please revise the cover page of your proxy statement to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

We have revised the proxy statement as requested.

Summary Term Sheet, page 1

4.	Please consolidate the disclosure in this Summary Term Sheet and the Question and Answer section to avoid duplication of the same information. In particular, we suggest you limit the Questions and Answers section to procedural matters relating to the meeting. Generally revise your document to avoid the unnecessary repetition of disclosure.

We have revised the proxy statement as requested.

5.	Please disclose prominently how security holders may avoid having their securities reclassified into shares of preferred stock or may insure that their securities are so reclassified.

We have revised the proxy statement as requested.

Daniel F. Duchovny, Esq.

November 9, 2007

Special Factors

Effects of the Reclassification

6.	We note, in the Summary Term Sheet and on page 21, that detailed financial data will be available through the Federal Reserve Board and FDIC and, on pages 11 and 19, that you intend to continue providing security holders with your annual report. Specify the type of periodic information that will be available through your regulator’s website and that you intend to distribute at annual meetings.

We have revised the proxy statement as requested.

Pro Forma Effect of the Reclassification, page 25

7.	Please update your disclosure relating to the last completed quarter as necessary. Please also apply this comment to Appendix D.

Because we filed Amendment No. 1 to the preliminary proxy statement prior to the time that the Company’s Quarterly Report on Form 10-QSB for the third quarter became due, we have not updated the Company’s financial information in Amendment No. 1. We will update the Company’s financial information in the event that we file additional amendments to the preliminary proxy statement or a definitive proxy statement after November 14, 2007.

Recommendation of the Board of Director; Fairness of the Recapitalization, page 26

8.	Revise to provide disclosure responsive to Item 1014 of Regulation M-A explaining why the board believes that an exchange of one share of preferred stock for one share of common stock is substantively fair, given the different rights associated with the preferred stock as compared to the common stock. Why is the ratio appropriate? Your discussion should be detailed, and should specifically address the rights associated with the preferred stock, including the right of first refusal held by the company and the ability of the board to authorize securities that rank senior to the preferred stock.

We have revised the proxy statement as requested.

Sources of Funds and Expenses, page 36

9.	We note that you will incur financial advisory fees in connection with the reclassification. Please tell us, with a view toward revised disclosure, the nature of the services received from a financial advisor. Refer to Item 1015 of Regulation M-A.

We have edited the line item referred to by your comment to indicate that the fees that were previously listed as “financial advisory fees” should have been, and are now, properly listed as “accounting fees.”

Daniel F. Duchovny, Esq.

November 9, 2007

Dissenters’ Rights, page 36

10.	We note that the board is voluntarily offering security holders whose securities would be reclassified the opportunity to assert dissenter’s rights. We also note that a security holder who chooses to exercise these rights must provide you a specific notice (which you are recommending be submitted a week prior to the meeting date) and must not vote for the proposal; however, the record date to determine which holders would have their securities reclassified is the date on which you file the articles of amendment, after the meeting. Please revise your disclosure to explain how security holders can be sure that in these actions they will have securities subject to reclassification.

We have revised the proxy statement as requested.

11.	Explain how “fair value” will be calculated by the company. We note that, in the cover letter, you state you may refer to recent trading prices in determining fair value yet you also disclose on page 43 there is no market for your securities. We may have additional comments after reviewing your revised disclosure.

We have revised the proxy statement as requested.

Related Party Transactions, page 43

12.	Please quantify the fees paid to Mr. Edenfield’s law firm during the past two years. See Item 1005(a) of the Regulation M-A.

After reviewing Item 1005(a), we determined that the fees paid to Mr. Edenfield’s law firm during the past two years do not meet the threshold necessary for disclosure and have therefore deleted the reference to such fees.

Selected Historical Consolidated Financial Data, page 48

Pro Forma Consolidated Financial Information, page 49

13.	Please provide the pro forma ratio of earnings to fixed charges. See Item 1010(a)(3) and (b)(2) of Regulation M-A.

We have revised the proxy statement as requested.

Daniel F. Duchovny, Esq.

November 9, 2007

On behalf of each filing person, we acknowledge that:

each filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

no filing person may assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Smith, Gambrell & Russell, LLP

/s/ Joel B. Carter
Joel B. Carter

Exhibit A

W. Thomas King Direct Tel: (404) 815-3678 Direct Fax: (404) 685-6978 wtking@sgrlaw.com	November 9, 2007

FMB Equibanc

201 North Main Street

Statesboro, Georgia 30458

Re:	Schedule 13E-3 Transaction (FMB Equibanc, Inc.)

Ladies and Gentlemen:

We have acted as counsel to FMB Equibanc, Inc., a Georgia corporation (the “Company”), in connection with the filing of its Schedule 13E-3 with the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended. The transaction covered by the Schedule 13E-3 filing (the “Transaction”) involves adoption of an amendment (the “Amendment”) to the Company’s Articles of Incorporation to create a new class of stock, entitled Series A Preferred Stock, $1.00 par value (the “Series A Preferred Stock”), and reclassification (the “Reclassification”) of certain shares of the Company’s common stock (the “Common Stock”), $1.00 par value, into shares of the Series A Preferred Stock. Upon effectuation of the Reclassification, the number of shareholders of record of the Common Stock would be reduced to fewer than 300.

In our capacity as counsel to the Company and in connection with the proposed Transaction, we have been asked to deliver our opinion as to whether the Common Stock and Series A Preferred Stock constitute separate classes of stock under Georgia law. For the purposes of rendering our opinion herein, we have reviewed the Company’s Articles of Incorporation and the Company’s Bylaws, in each case as amended to the date hereof (without giving effect to the Amendment), as well as the provisions of the proposed articles of amendment (the “Articles of Amendment”) to the Articles of Incorporation pursuant to which the Series A Preferred Stock will be created and in which are set forth the rights, preferences and limitations of the Series A Preferred Stock (the “Designations”). The text of the Articles of Amendment is set forth in the Company’s preliminary proxy statement filed with the SEC on October 3, 2007, under cover of Schedule 14A (the “Proxy Statement”). We have also reviewed applicable provisions of the Georgia Business Corporation Code, as amended, O.C.G.A. § 14-2-101 et seq. (the “Corporation Code”), and such other matters of law as we have deemed appropriate as a basis for the opinions hereinafter set forth. As to all matters of fact, other than the documents named in this paragraph, we have relied on the certificates of the officers of the Company.

ANALYSIS

Under Section 14-2-601(a) of the Corporation Code, a Georgia corporation’s articles of incorporation must: “prescribe the classes of shares and the number of shares of each class that the corporation is authorized to issue. If more than one class of shares is authorized, the articles of incorporation must prescribe a distinguishing designation for each class and, prior to the issuance of shares of a class, the preferences, limitations, and relative rights of that class must be described in the articles of incorporation.” Section 14-2-601(d) of the Corporation Code provides that a corporation’s articles of incorporation may authorize one or more classes or series of stock that:

“(1) Have special, conditional, or limited voting rights, or no right to vote, except to the extent prohibited by this chapter; (2) Are redeemable, exchangeable, or convertible as specified in the articles of incorporation: (A) At the option of the corporation, the shareholder, or another person or upon the occurrence of a designated event; (B) For cash, indebtedness, securities, or other property; or (C) In a designated amount or in an amount determined in accordance with a designated formula or by reference to extrinsic data or events; (3) Entitle the holders to distributions calculated in any manner, including dividends that may be cumulative, noncumulative, or partially cumulative; and (4) Have preference over any other class or series within a class of shares with respect to distributions, including dividends and distributions upon the dissolution of the corporation.”

The Comments to Section 14-2-601 of the Corporation Code indicate that the foregoing is a list of the “principal features that are customarily incorporated into classes of shares.” Section 14-2-601(f) provides that the foregoing list is not exhaustive.

Section 14-2-602(a) of the Corporation Code also provides that, if a corporation’s articles of incorporation so provide: “the board of directors may determine, in whole or in part, the preferences, limitations, and relative rights of (1) any class of shares before the issuance of any shares of that class or (2) one or more series within a class, and designate the number of shares within that series, before the issuance of any shares of that series.”

Article III of the Company’s Articles of Incorporation authorizes 10,000,000 shares of common stock, par value $1.00 per share and 1,000,000 shares of preferred stock, par value $1.00 per share (the “Preferred Stock”). Article III also provides that any part or all of the shares of Preferred Stock may be established and designated from time to time by the board of directors as a separate class or series of preferred stock and such action is effective without shareholder action.

In connection with the proposed Transaction, the board of directors has authorized the Company to file the Articles of Amendment in order to establish and designate 100,000 shares of the Company’s authorized preferred stock as the Series A Preferred Stock with the relative rights, preferences and other terms as set forth in the Articles of Amendment. The following sets forth a comparison of the respective rights of the Company’s Common Stock and its proposed Series A Preferred Stock, under the terms of the Corporation Code, the Company’s Articles of Incorporation and the proposed Articles of Amendment, with respect to the voting rights, redemption option, convertibility and dividend and liquidation preferences.

VOTING RIGHTS. Section 14-2-601(c) of the Corporation Code requires that a Georgia corporation’s articles of incorporation must authorize: “(1) One or more classes of shares that together have unlimited voting rights; and (2) One or more classes of shares (which may be the same class or classes as those with voting rights) that together are entitled to receive the net assets of the corporation upon dissolution.” Under Section 14-2-721 of the Corporation Code, in the absence of specification otherwise in its articles of incorporation, each outstanding share of stock of a corporation, of any class, is entitled to one vote on each matter voted on at a meeting of that corporation’s shareholders. The Company’s Articles of Incorporation leave to the Board of Directors the specification of rights (including voting rights) of any class or series of the Company’s preferred stock.

Under the terms of the Designations set forth in the Articles of Amendment, the voting rights of the shares of Series A Preferred Stock shall, except provided by law, be limited to entitlement to vote on any Change of Control (as defined in the Designations). The qualification “except as provided by law” in the specification of the Series A Preferred Stock’s voting rights refers to provisions of Sections 14-2-726, 14-2-1004 and 14-2-1103 of the Corporation Code, each of which grants voting rights to classes of otherwise non-voting shares, in circumstances in which the rights of such non-voting shares would be directly impaired by an amendment to the articles of incorporation, a merger or a share exchange. By contrast, neither the Company’s Articles of Incorporation nor the proposed Articles of Amendment contain any restrictions or limitations on the voting rights of the holders of the Common Stock. Accordingly, pursuant to Sections 14-2-601(c) and 14-2-721, the holders of shares of the Common Stock have unlimited voting rights, and thereby the entitlement to vote on matters (such as, without limitation, election of directors, approval of certain mergers and similar fundamental corporate, transactions and certain amendments to the Company’s Articles of Incorporation) on which the Series A Preferred Stock will not have any right to vote.

REDEMPTION AT THE OPTION OF THE COMPANY. Section 9 of the Designations provides that a Series A Preferred shareholder must give the Company advance written notice of any proposed transfer or sale of shares of Series A Preferred Stock, including the terms of any proposed transfer or offer to purchase or to sell such shares, which written notice shall describe the name of the transferee(s) or purchaser(s), the purchase price per share (if applicable), the proposed date of purchase or transfer and such other information as the Company may reasonably require. After receiving any such notice, the Company may within five business days, either request additional information regarding the transfer or sale or immediately exercise its right of first refusal and repurchase the shares of Series A Preferred Stock that are subject to the proposed transfer or sale, upon the same terms as such proposed transfer or sale.

The Company’s Articles of Incorporation make no provision for redemption or other right of first refusal with respect to shares of the Common Stock. Accordingly, consistent with Section 14-2-601(d) of the Corporation Code, the Company’s Common Stock is not subject to redemption or any right of first refusal in favor of the Company upon proposed transfer.

CONVERTIBILITY. The Designations provide that shares of the Series A Preferred Stock shall automatically convert into shares of Common Stock, on the basis of one share of Common Stock for each share of Series A Preferred Stock, immediately prior to the closing of any Change of Control of the Company. The Articles of Incorporation make no provision for convertibility of the Common Stock. Accordingly, consistent with Section 14-2-601(d) of the Corporation Code, the Common Stock is not convertible.

DIVIDEND RIGHTS. Under Section 4 of the Designations, prior to the payment of any dividends to the holders of Common Stock, the holders of the Series A Preferred Stock shall be entitled to receive dividends in an amount per share that is 110% of the amount per share to be paid on the Common Stock. Neither the shares of Series A Preferred Stock nor the shares of Common Stock are entitled to cumulative dividends.

LIQUIDATION PREFERENCE. Under Section 6 of the Designations, each share of the Series A Preferred Stock shall be entitled to a preference in the distribution of assets of the Company in the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, equal to the greater of book value per share, the amount per share to be paid to holders of the Common Stock, or $45.00 per share. Holders of the Common Stock are only entitled to receive, after the prior rights of creditors and holders of the Series A Preferred Stock are satisfied, a ratable share of any remaining assets of the Company available for distribution.

The Common Stock and the Series A Preferred Stock thus will have substantially different voting, dividend and liquidation rights, and will differ substantially with regards to the Company’s right to first refusal upon a proposed transfer of shares the class. Section 14-2-601(a) of the Corporation Code merely requires that the articles of incorporation “prescribe a distinguishing designation for each class “ of the corporation’s stock. Accordingly, under the Corporation Code, different classes of a Georgia corporation’s stock may be distinguished simply by providing distinguishing titles for the classes, such as “Common Stock,” “Class A Common” or “Series A Preferred Stock.” Moreover, under Sections 14-2-601(c) and (d) of the Corporation Code, a Georgia corporation’s articles of incorporation may authorize “one or more classes of shares” that have the various features described under those provisions. Accordingly, Section 14-2-601 of the Corporation Code specifically contemplates that different classes of stock may have similar fundamental characteristics.

The convertibility of the shares of the Series A Preferred Stock into shares of the Common Stock does not impair the distinction between the two classes of stock. Corporation Code Section 14-2-601(d) specifically provides that a corporation’s articles of incorporation may authorize one or more classes of stock that are convertible upon the occurrence of a designated event into cash, indebtedness, securities or other property. Section 14-2-603(a) of the Corporation Code provides: “A corporation may issue the number of shares of each class or series authorized by the articles of incorporation. Shares that are issued are outstanding until they are reacquired, redeemed, converted, or canceled.” Accordingly, issued shares of a convertible class of stock are deemed under the Corporation Code to be outstanding shares of the convertible class of stock until they are converted (or, stated differently, shares of a convertible class of stock are not deemed to be shares of the class into which they are convertible until the time they are converted). As a result, outstanding shares of the Series A Preferred Stock will be a separate class of stock from the Common Stock under the Corporation Code until such time as they are converted. Moreover, conversion of the Series A Preferred Stock to Common Stock is limited solely to the occurrence of a Change of Control of the Company, an event over which (given their minority status relative to total outstanding voting shares of the Company) the holders of the shares of the Series A Preferred Stock could be expected to have little, if any, influence. In light of the limited application of the conversion of the Series A Preferred Stock, it cannot be concluded that such convertibility effects any fungiblity between the Common Stock and the Series A Preferred Stock.

OPINION

Based on the foregoing, it is our opinion that, upon the filing of the Articles of Amendment, the Common Stock and Series A Preferred Stock will represent two separate and distinct classes of securities of the Company under Georgia corporate law, and should be treated as separate classes of stock for purposes of the registration requirements of Section 12 of the Securities Exchanges Act of 1934, as amended.

We express no opinion as to matters under or involving the laws of any jurisdiction other than the laws of the State of Georgia.

Very truly yours,

Smith, Gambrell & Russell, LLP

/s/ W. Thomas King
W. Thomas King